July 2022 Pricing Supplement No. 5,761 Registration Statement No. 333-250103 Dated July 27, 2022 Filed pursuant to Rule 424(b)(2)

Fixed to Floating Rate Notes due 2027

U.S. Inflation Index Linked Notes

As further described below, interest will accrue and be payable on the notes monthly, in arrears, (i) from the original issue date to July 29, 2023: at a rate of 5.00% per annum and (ii) from July 29, 2023 to maturity: at a variable rate per annum equal to the year-over-year change in the U.S. Consumer Price Index (“CPI”), subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum, as determined on the applicable interest determination date. The notes provide the opportunity to receive a potentially above-market interest rate in exchange for the risk that, during the floating interest rate period (as defined below), the notes accrue a low rate of interest or no interest if inflation, as measured by the CPI, is negative or low. The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg screen CPURNSA or any successor service.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$895,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	July 27, 2022
Original issue date:	July 29, 2022 (2 business days after the pricing date)
Maturity date:	July 29, 2027
Interest accrual date:	July 29, 2022
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Interest:

From and including the original issue date to but excluding July 29, 2023 (the “fixed interest rate period”):

5.00% per annum

From and including July 29, 2023 to but excluding the maturity date (the “floating interest rate period”):

(CPIt – CPIt-12) / CPIt-12; subject to the minimum interest rate and the maximum interest rate, where

CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA; and

Reference month = the third calendar month prior to the month of the related interest reset date.

Interest for each interest payment period during the floating interest rate period is subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum.

See “Additional Provisions—Interest Rate” on page 3.

Minimum interest rate:	0.00% per annum during the floating interest rate period
Maximum interest rate:	10.00% per annum during the floating interest rate period
Interest payment period:	Monthly
Interest payment dates:	The 29th calendar day of each month (or, in the case of February, the last calendar day of such month), beginning August 29, 2022; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	The 29th calendar day of each month (or, in the case of February, the last calendar day of such month), beginning July 29, 2023; provided that such interest reset dates shall not be adjusted for non-business days.
Interest determination dates:	Each interest reset date
Day-count convention:	Actual/Actual
Reporting service:	Bloomberg screen CPURNSA. See “Additional Provisions—Consumer Price Index” below.
Redemption:	Not applicable
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QNL4 / US61760QNL40
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	$954.30 per note. See “The Notes” on page 2.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees(2)	Proceeds to issuer(3)
Per note	$1,000	$10	$990
Total	$895,000	$8,950	$886,050

(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $990 per note

(2)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $10 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of Proceeds and Hedging” on page 12.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 16, 2020       Prospectus dated November 16, 2020

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Fixed to Floating Rate Notes due 2027

U.S. Inflation Index Linked Notes

The Notes

The notes are debt securities of Morgan Stanley. As further described below, interest will accrue and be payable on the notes monthly, in arrears, (i) from the original issue date to July 29, 2023: at a rate of 5.00% per annum and (ii) from July 29, 2023 to maturity: at a variable rate per annum equal to the year-over-year change in the CPI, subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum, as determined on the applicable interest determination date. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

For a description of CPI, see “Additional Provisions—Consumer Price Index” on page 3.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than the issue price. We estimate that the value of each note on the pricing date is $954.30.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to CPI. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to CPI, instruments based on CPI, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate, the minimum interest rate and the maximum interest rate applicable to each interest payment period during the floating interest rate period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and CPI, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

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Additional Provisions

Consumer Price Index

The amount of interest payable on the notes on each interest payment date during the floating interest rate period will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor service. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes during the fixed interest rate period will be 5.00% per annum.

The interest rate for each interest payment period during the floating interest rate period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

Interest Rate	=	CPIt - CPIt-12	; subject to the minimum interest rate and the maximum interest rate
CPIt-12

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg screen CPURNSA;

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg screen CPURNSA;

Minimum interest rate = 0.00% per annum; and

Maximum interest rate = 10.00% per annum.

In no case will the interest rate for the notes for any monthly interest payment period during the floating interest rate period be less than the minimum interest rate of 0.00% per annum or greater than the maximum interest rate of 10.00% per annum. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day-count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including July 29, 2023 to but excluding August 29, 2023, CPIt will be the CPI for April 2023 (the reference month), and CPIt-12 will be the CPI for April 2022 (which is the CPI for the twelfth month prior to the reference month). The CPI for April 2023 will be reported by the BLS and published on Bloomberg screen CPURNSA in May 2023, and the CPI for April 2022 was reported and published in May 2022.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations.”

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg screen CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services LLC, in its capacity as the

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calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest determination date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

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Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the CPI, and other events that are difficult to predict and beyond the issuer’s control. This section describes the material risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Risk Relating to an Investment in the Notes

▪	In periods of little or no inflation and in periods of deflation, the interest rate during the floating interest rate period may be as low as zero. Interest payable on the notes during the floating interest rate period is linked to year-over-year changes in the level of the CPI determined each month. If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or if the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes receive will only the minimum interest rate, which is 0.00%.

▪	The amount of interest payable on the notes for each interest payment period during the floating interest rate period is capped. The interest rate on the notes for each interest payment period during the floating interest rate period is capped at the maximum interest rate of 10.00% per annum. Accordingly, in periods of moderate to high inflation, as measured by the CPI, you may not receive the full benefit of the year-over-year increase in the CPI for that interest payment period due to the maximum interest rate.

▪	The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities. If there are only minimal increases, no changes or decreases in the monthly CPI measured year-over-year, the interest rate on the notes during the floating interest rate period will be below what we would currently expect to pay as of the date of this document if we issued a debt instrument with terms otherwise similar to those of the notes.

▪	The historical levels of the CPI are not an indication of the future levels of the CPI. The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the CPI, (ii) volatility of the level of the CPI, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on

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the actual or anticipated level of the CPI, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of the issuer, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the CPI specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

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▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the CPI. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Additional Provisions―Interest Rate” and related definitions above.

Risk Relating to the CPI

▪	The interest rate on the notes may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by investors in the notes.

▪	Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes during the floating interest rate period. Accordingly, the amount of interest, if any, payable on the notes during such period, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

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Historical Information and Hypothetical Interest Rate Calculations

The following graph sets forth the historical levels of the CPI as reported by the BLS for the period from January 2012 to June 2022. The historical levels of the CPI should not be taken as an indication of its future performance, and no assurance can be given as to the level of the CPI for any reference month. We obtained the information in the graph below from Bloomberg Financial Markets (“CPURNSA Index”), without independent verification.

Provided below is a graph that sets forth the hypothetical interest rates for the period from January 2012 to June 2022 that would have resulted from the historical levels of the CPI presented above, having regard to the minimum interest rate and the maximum interest rate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to

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illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes during the floating interest rate period. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the graphs above, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the graphs above. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates during the floating interest rate period. The hypothetical interest rates in the table and example below have been rounded for ease of analysis.

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How to Calculate the Interest Payments During the Floating Interest Rate Period

The table below presents examples of hypothetical interest that would accrue on the notes with respect to a hypothetical interest payment date during the floating interest rate period. The examples below are for purposes of illustration only.

The actual interest payment amounts during the floating interest rate period will depend on CPI for the applicable reference month and CPI for the twelfth month prior to the applicable reference month. The applicable interest rate for each monthly interest payment period will be determined on a per-annum basis, but will apply only to that interest payment period. The table assumes that the interest period contains 30 calendar days and the relevant year contains 365 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

Year-over-year change in CPI	Annualized rate of interest paid*	Hypothetical interest
11.00%	10.00%	$8.219
10.00%	10.00%	$8.219
9.00%	9.00%	$7.397
8.00%	8.00%	$6.575
7.00%	7.00%	$5.753
6.00%	6.00%	$4.932
5.00%	5.00%	$4.110
4.00%	4.00%	$3.288
3.00%	3.00%	$2.466
2.00%	2.00%	$1.644
1.00%	1.00%	$0.822
0.00%	0.00%	$0.000
-0.50%	0.00%	$0.000
-1.00%	0.00%	$0.000
-1.50%	0.00%	$0.000
-2.00%	0.00%	$0.000
-3.00%	0.00%	$0.000
-4.00%	0.00%	$0.000

* Subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 10.00% per annum.

The interest rate for each interest payment date will be calculated using the formula described under “Additional Provisions—Interest Rate.” The rows shaded in grey above each represent a hypothetical interest payment date with respect to which the applicable year-over-year change in CPI is less than or equal to the minimum interest rate of 0.00% per annum, in which case investors will not receive an interest payment with respect to such interest payment date. The rows shaded in green above each represent a hypothetical interest payment date with respect to which the applicable year-over-year change in CPI is greater than or equal to the maximum interest rate of 10.00% per annum, in which case the investors will receive an interest payment of $8.219 with respect to such interest payment date.

Example 1: With respect to an interest payment date, the year-over-year change in CPI is -2.00%. Because the applicable year-over-year change in CPI of -2.00% is less than the minimum interest rate of 0.00% per annum, the interest rate for such interest payment date is equal to the minimum interest rate and investors would not receive an interest payment with respect to such interest payment date.

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Example 2: With respect to an interest payment date, the year-over-year change in CPI is 1.00%. Because the applicable year-over-year change in CPI of 1.00% is greater than the minimum interest rate of 0.00% per annum and less than the maximum interest rate of 10.00% per annum, the interest rate for such interest payment date is equal to 1.00% per annum. As a result, investors would receive an interest payment for such interest payment date calculated as follows:

= $1,000 × 1.00% × 30/365

= $0.822

Example 3: With respect to an interest payment date, the year-over-year change in CPI is 11.00%. Because the applicable year-over-year change in CPI of 11.00% is greater than the maximum interest rate of 10.00% per annum, the interest rate for such interest payment date is equal to the maximum interest rate. As a result, investors would receive an interest payment for such interest payment date calculated as follows:

= $1,000 × 10.00% × 30/365

= $8.219

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Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $10 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes. The agent may distribute the notes through Morgan Stanley Wealth Management, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2020, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2020.

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Fixed to Floating Rate Notes due 2027

U.S. Inflation Index Linked Notes

Tax Considerations

The notes should be treated as “contingent payment debt instruments” for U.S. federal tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Contingent Payment Notes.” Under this treatment, U.S. taxable investors generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income. The comparable yield and the projected payment schedule with respect to a note can be obtained by contacting Morgan Stanley at StructuredNotesTaxInfo@morganstanley.com.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated November 16, 2020

Prospectus dated November 16, 2020

Terms used but not defined in this pricing supplement are defined in the prospectus supplement or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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